SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE TWO HUNDRED AND TWENTY-FOURTH

ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua José Izidoro Biazetto, 158 - Bloco A, in the City of Curitiba, State of Paraná, with attendance of the Board members via video conferencing. The justified absence of the Board member Marco Antonio Bologna was duly registered. 2. DATE: March 16, 2022 - 8:30 a.m. 3. PRESIDING: MARCEL MARTINS MALCZEWSKI, Chair; and DENISE TEIXEIRA GOMES, Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

The Board of Directors:

I.	received and analyzed the preliminary version of the Annual Management Report, the Balance Sheet, and the other Financial Statements for the fiscal year 2021, and noted that the matters will be once again analyzed and resolved, after the receipt of the final report of the external auditor Deloitte Touche Tohmatsu Auditores Independentes, at an upcoming meeting of the Board of Directors;
II.	analyzed the preliminary version of the Executive Board’s Proposal for the Allocation of Net Income for the Fiscal Year 2021 and Payment of Profit Sharing Related to the Integration of Capital and Work and Incentive to Productivity, and noted that it will be once again analyzed and resolved on at an upcoming meeting of the Board of Directors;
III.	analyzed and discussed the technical projection study of realization of deferred taxes, and noted that the matter will be once again analyzed and resolved on at an upcoming meeting of the Board of Directors;
IV.	received and analyzed information related to the disclosure of estimates and judgments made during the preparation of the Financial Statements as of December 31, 2020;
V.	analyzed and discussed the matter related to the accounting practices used by the Company;
VI.	received and discussed information on critical accounting policies related to the 20-F Form;
VII.	acknowledged and discussed the Company’s procedure relating to the new accounting standards and their effects on the 2021 Financial Statements;
VIII.	analyzed and discussed preliminary information on Risk Factors for the 20-F Form;
IX.	acknowledged and discussed the information received from the external auditor Deloitte Touche Tohmatsu Auditores Independentes on the work related to the 2021 Financial Statements and Internal Controls;
X.	unanimously approved the proposal to renew the Civil Liability Insurance for Board Members, Executive Officers, and Managers (Director and Officer - D&O), effective from March 28, 2022 to March 28, 2023, according to the premium, coverages, and limits described in the Technical Specification filed at the Company;
XI.	analyzed and discussed preliminary information on the results of the “Performance-Based Award – PPD” Program, cycle of 2021, and presented its opinion;
XII.	unanimously approved the indicators and metrics for the “Performance-Based Award - PPD” Program, cycle of 2022;
XIII.	unanimously authorized that the proposal of the Indemnification Policy, as well as the Indemnification Agreement Model, be submitted for approval at the Extraordinary Shareholders' Meeting (ESM), the call notice of which is hereby authorized;
XIV.	unanimously approved the Internal Regulations of the Board of Directors of Copel (Holding Company) and its Wholly-Owned Subsidiaries;
XV.	unanimously approved the Company’s People Management Policy - NPC 0401;
XVI.	unanimously approved the Annual Report of the Statutory Audit Committee of 2021, after hearing the members of such advisory Committee;

XVII.	received a report from the Statutory Audit Committee about various matters, and discussed the topics presented;
XVIII.	received a report from the Investment and Innovation Committee and the Sustainable Development Committee, and discussed the matters presented;
XIX.	received a report from the Chief Executive Officer on several corporate subjects and discussed the matters; and
XX.	held the Executive Session.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chair; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ANDRIEI JOSÉ BEBER; CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; and DENISE TEIXEIRA GOMES - Secretary.

This is a free English translation of the summary of the minutes of Copel’s 224th Ordinary Board of Directors’ Meeting drawn up in Company’s Book no. 12.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 17, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.